MAIL STOP 0511
								February 1, 2005

Ms. Lori Bolton, President
Matrix Ventures, Inc.
#5 2118 Eastern Avenue
North Vancouver, British Columbia
Canada V7L 3G3

RE: 	Matrix Ventures, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	File Number: 333-120382
      Filed: January 10, 2004

Dear Ms. Bolton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page

1. Please include the Commission registration number on the facing page of all future amendments to this registration statement.

Summary

2. Revise the "Statement of Loss and Deficit" to Statement of
Operations consistent with the financial statements.

3. Delete the reference to "the trading price. . ." at the bottom of page 6.

Risk Factors, page 6

4. Risk factor 7 subheading states that if you do not incur an additional $20,000 in exploration expenditures on the property, you
will not acquire any interest in the property.   In the risk
factor
discussion, you state additional $10,000 in expenditures by December
31, 2006 is required. Further, according to the Property Option Agreement, it seems you would need to incur an additional $100,000 by the end of 2006. Please reconcile the discrepancies in the risk factor and on page 21.

5. We note your response to prior comment 14. However, the staff understands that under British Columbia law, title to British Columbia mining claims can only be held by British Columbia residents
or corporations.   Therefore, it appears that Matrix Ventures, an
American corporation, will not be able to purchase the mining claim.
Please provide an opinion of counsel to the staff on a supplemental status on whether Matrix may acquire the mining claim. If not, the risk that Matrix Ventures will not be able to obtain title to the mining claim because it is not a British Columbia corporation should be discussed in the risk factor section and revise your registration statement accordingly.

Interests of Named Experts And Counsel, page 20

6. In your response to comment 17, you state that an attorney has provided an opinion on the validity of your common stock. This statement, however, is not in the prospectus. Also, please disclose the name of the attorney.

7. Please revise the second paragraph under this caption. The registration statement must contain an opinion of counsel in accordance with Item 601 of Regulation S-B.

Description of Business, page 20

8. You state that if you fail to incur an additional $20,000 by December 31, 2006, your option to acquire interest in the property will terminate. This contradicts other parts of the disclosure which indicate that you need to incur at least an additional $100,000 by December 31, 2006. Please reconcile.

9. Please provide the result of the phase I study. If you don`t have the result yet, discuss when you expect to have the result and a decision on whether to proceed with phase II. If you will not proceed with phase II, disclose whether and how you plan to continue this offering.

10. You also indicate that if you allow the option to lapse, you will not own any interest in the property. Please discuss what will happen to the company. Will it be liquidated?

11. We reissue prior comment 28. The consent of John Siriunas to the use of his name and the references to his report should be filed as an exhibit to the amended registration statement.

Plan of Operation, page 24

12. Please explain the reasons you don`t have to rent or purchase any equipment for the exploration.

Certain Relationships and Related Transactions, page 27

13. Revise the reference to the date of the registration statement.
Registration statements do not carry a date.

Part II
Exhibits

14. Please file the legality opinion with your next amendment.
Further, current disclosure indicates that the legality opinion was filed as an exhibit to your registration statement dated November
12,
2004.  Please correct.

Signatures

15. Please have the registration statement signed by chief accounting officer and principal financial officer.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Yuna Peng at (202) 942-1917, or to Don Rinehart, who supervised the review of your filing, at (202) 942- 4622.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Greg Yanke, Esq.
	Fax (604) 681-7600
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Matrix Ventures, Inc.
page 1
3/8/2005